Exhibit 99.1

Rail Vision Announces First Quarter 2023 Financial Results

Ra’anana, Israel, May 31, 2023 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), a development stage technology company seeking to revolutionize railway safety and the data-related market, today reported financial results for the first quarter ended March 31, 2023.

“We continue to make significant progress in laying a formidable foundation for the rapid scalable growth of our innovative rail safety solutions and are ideally positioned to continue building on recent momentum,” commented Shahar Hania, CEO of Rail Vision. “With the recent main line and switch yard systems purchase agreements, appointment of a new Chairman, and successful fundraising transactions, we are well positioned to further drive growth and advance our mission of creating a safer future.”

First Quarter 2023 & Recent Highlights

●	Signed an agreement with Israeli Railways for the purchase of 10 Rail Vision Main Line Systems and related services for $1.4 million.

●	A leading US-based rail and leasing services company purchased a Rail Vision Switch Yard System for $140,000 after a successful demo and initial testing. This new customer, which offers a suite of rail-centric services, including in-plant rail switching and material handling services, is conducting additional testing over a six-month period to evaluate the benefits of implementing our technology across their fleet.

●	Appointed Mark Cleobury as Chairman of the Board. Mr. Cleobury brings more than 40 years of global experience in the rail industry. He has held positions of increasing responsibility at Knorr-Bremse over his career, including serving as a Member of the Management Board of Knorr-Bremse Systems for Rail, Vice President Sales and Systems for Client Management Trains, Manager Sales and Systems Trains, Key Account Manager, and Project Manager. Mr. Cleobury currently serves as Senior Vice President of Knorr-Bremse’s Rail Systems Division.

●	Executed a series of transactions raising aggregate gross proceeds of $6 million in May 2023. The transactions included definitive securities purchase agreements with investors for the purchase and sale of 3,947,368 Ordinary Shares, at a purchase price of $0.76 per share, in a registered direct offering and a concurrent private placement of an even number of five-year common warrants, each to purchase one Ordinary Share at an exercise price of $0.84 per share. In an additional concurrent private placement, Rail Vision entered into a definitive securities purchase agreement with Knorr-Bremse, the Company’s largest shareholder, for the purchase and sale of an aggregate of 3,947,368 Ordinary Shares and 3,947,368 five-year common warrants exercisable at $0.84 per Ordinary Share. The private placement with Knorr-Bremse is subject to the approval of the transaction by Rail Vision’s shareholders and to the satisfaction of customary closing conditions.

First Quarter 2023 Financial Results

●	Research and development (“R&D”) expenses, net for the three months ended March 31, 2023, were $1,844,000, compared to R&D expenses of $1,423,000 in the three months ended March 31, 2022. The increase in R&D expenses was primarily attributable to allocation of salary expenses to cost of sales in the first quarter of 2022 and increase in R&D equipment purchases.

●	General and administrative expenses for the three months ended March 31, 2023, were $1,178,000, compared to $813,000 in the three months ended March 31, 2022. The increase is primarily attributed to increase in professional services related to operating as a public company.

●	Net loss for the three months ended March 31, 2023, was $2,873,000 or $0.18 per ordinary share, compared to a net loss of $2,346,000, or $0.26 per ordinary share, in the three months ended March 31, 2022.

●	As of March 31, 2023, cash and cash equivalents were $5.7 million, compared to $2.4 million as of March 31, 2022.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses opportunities for growth and interest from potential customers. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
RVSN@redchip.com

Rail Vision Ltd.

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	March 31, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$5,648	$8,270
Restricted cash	216	222
Trade accounts receivable	—	115
Other current assets	363	225
Inventory	55	—
Total current assets	6,282	8,832

Non-current Assets:
Operating lease - right of use asset	1,124	1,151
Fixed assets, net	492	449
Total Non-current assets	1,616	1,600

Total assets	$7,898	$10,432

LIABILITIES, EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade payables	$246	$56
Current operating lease liability	316	281
Other accounts payable	1,210	1,032
Total current liabilities	1,772	1,369

Non-current operating lease liability	684	798

Total liabilities	$2,455	$2,167

Shareholders’ equity:
Ordinary shares	47	46
Additional paid in capital	63,092	63,033
Accumulated deficit	(57,697)	(54,814)
Total shareholders’ equity (deficit)	5,442	8,265

Total liabilities, equity and shareholders’ equity	$7,898	$10,432

Rail Vision Ltd.

UNAUDITED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

	For the Three-Month Period ended March 31,
	2023	2022

Revenues	—	$219
Cost of revenues	—	(358)

Gross loss	—	(139)

Research and development expenses, net	(1,844)	(1,423)
Administrative and general expenses	(1,178)	(813)

Operating loss	(3,022)	(2,375)

Financing income, net	139	29

Net loss for the period	(2,883)	(2,346)

Basic and diluted loss per ordinary share	$(0.18)	$(0.26)

Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per ordinary share	16,038,783	9,157,606

Rail Vision Ltd.

UNAUDITED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares		Additional		Total
	Number of shares	USD	paid in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2023	15,896,040	46	63,033	(54,814)	8,265

Share-based payment	—	—	60	—	60
Issuance of shares as a result of exercise of options	195,448	1	(1)	—	—
Loss for the period	—	—	—	(2,883)	(2,883)

Balance as of March 31, 2023	16,091,488	47	63,092	(57,697)	5,442

	Convertible Preferred A Shares		Ordinary Shares		Additional		Total
	Number of shares	USD	Number of shares	USD	paid in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2022	51,282	9,965	9,157,324	25	35,987	(44,339)	(8,327)

Issuance of convertible preferred shares	10,256	2,000	—	—	—	—	—
Issuance of shares as a result of exercise of options	—	—	1,672	(*)	10	—	10
Share-based payment	—	—	—	—	122	—	122
Loss for the period	—	—	—	—	—	(2,346)	(2,346)

Balance as of March 31, 2022	61,538	11,965	9,158,996	25	36,119	(46,685)	(10,541)

(*)	Represents an amount less than $1.

Rail Vision Ltd.

UNAUDITED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the Three-Month Period ended March 31,
	2023	2022

Cash flows from operating activities
Net loss for the period	$(2,883)	$(2,346)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	39	39
Share-based compensation	60	121
Change in lease liability	(52)	(76)

Changes in operating assets and liabilities:

Change in operating Inventory	(55)	—
Increase in other assets	(23)	(329)
Increase (decrease) in trade accounts payable	190	(18)
Increase in other accounts payable	178	156

Net cash used in operating activities	(2,546)	(2,453)

Cash flows from investing activities
Purchase of fixed assets	(82)	—

Net cash used in investing activities	(82)	—

Cash flows from financing activities:
Issuance of Preferred Shares	—	2,000
Proceeds from Safe investment	—	1,000
Proceeds from exercise of options	—	10
Net cash provided by financing activities	—	3,010

Increase (decrease) in cash, cash equivalents and restricted cash	(2,628)	557
Cash, cash equivalents and restricted cash at the beginning of the period	8,492	1,849

Cash, cash equivalents and restricted cash at the end of the period	5,864	2,406